Exhibit 99.3

Ambow Education to Announce First Quarter 2012 Unaudited Financial Results on July 5, 2012 and Adjustments to Previous Quarterly 2011 Unaudited Financial Results

BEIJING, June 29, 2012, Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today announced that the Company will report its unaudited financial results for the first quarter 2012 before US market opens on Thursday, July 5, 2012.

Following the earnings announcement, Ambow’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Thursday, July 5, 2012 (8:00 p.m. Beijing/Hong Kong Time on July 5, 2012) to discuss its first quarter 2012 financial results and highlights of operations and answer questions.

The dial-in number and passcode for the conference call are as follows:

U.S. Toll Free: +1-866-549-1292

China Toll Free: +400-681-6949

International: +852-3005-2050

The passcode for the call is “657079#”

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Ambow’s website at: http://investors.ir.ambow.com/us/AMBO/irwebsite/

Adjustments to Previous Quarterly 2011 Unaudited Financial Results

In connection with its 2011 Annual Report, the Company announced certain adjustments to its previous quarterly 2011 unaudited financial results presented in the Company’s previous press release and filed as an exhibit to the Company’s Form 6-K filed with the SEC on May 18, August 25 and November 15 in 2011 and March 5 in 2012 (the “Press Releases”).

Please refer to the tables set forth at the end of this release which set out the primary differences between the unaudited annual financial results included in the Press Releases and the quarterly annual financial results reflected in the Company’s audited financial statements included in the 2011 Annual Report.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality individualized services and products. Ambow has two business divisions: “Better Schools,” which includes tutoring centers and K-12 schools; and “Better Jobs,” which includes career enhancement centers and colleges. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Forward-looking Statements

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Ambow may also make written or oral forward-looking statements in its reports to the SEC, including on Forms 20-F and Form 6-K, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ambow’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks related to Ambow’s ability to complete its annual audits in a timely manner, risks related to Ambow’s ability to file its annual reports on Form 20-F within the time periods prescribed by the rules of the SEC (or any extension period thereof) and risks related to Ambow’s identification of adjustments in its audited financial statements subsequent to announcing preliminary financial results, as well as risks outlined in Ambow’s filings with the SEC, including its annual reports on Form 20-F. Ambow does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ambow’s consolidated financial results presented in accordance with GAAP, Ambow uses the following measures defined as non-GAAP financial measures by the SEC: (i) Non-GAAP operating income from continuing operations, (ii) Net income from continuing operations excluding disposal loss from continuing operations, (iii) Non-GAAP net income from continuing operations excluding disposal loss from continuing operations, (iv) Non-GAAP net income from continuing operations, (v) EBITDA from continuing operations excluding disposal loss from continuing operations, (vi) Adjusted EBITDA from continuing operations excluding disposal loss from continuing operations, (vii) Non-GAAP net income from continuing operations per ADS basic and diluted.  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.  For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

Ambow believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity that may not be indicative of its operating performance from a cash perspective.  Ambow believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Ambow’s historical performance and liquidity.  Ambow computes its non-GAAP financial measures using the same consistent method from quarter to quarter.  These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.  These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.  Ambow believes that these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.  Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations with GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For investor and media inquiries please contact:

Ms. Mandy Li

IR Manager

Ambow Education Holding Ltd.

Tel: +86-10-6206-8130

Email: ir@ambow.com

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	Mar-31-11	Jun-30-11		Sep-30-11		Dec-31-11
	(Unaudited)	(Unaudited)		(Unaudited)		(Audited)
	RMB	RMB		RMB		RMB
ASSETS
Current assets:
Cash and cash equivalents	790,907	524,751		576,214		470,682	(3)
Restricted cash	50	50		1,550		2,200
Term deposits	29,700	28,700		20,760		46,205
Accounts receivable, net	55,326	92,126	(1)	205,068	(1)	108,247	(1),(4)
Amounts due from related parties	164,974	195,820		205,394		66,521
Deferred tax assets, current	10,540	12,421		14,667		17,126	(3)
Prepaid and other current assets	444,734	524,493		573,952		574,123	(3)
Assets classified as held for sale	—	—		—		384,401	(2)
TOTAL CURRENT ASSETS	1,496,231	1,378,361		1,597,605		1,669,505
Property and equipment, net	676,259	770,372		817,563		789,016	(3),(6)
Intangible assets and land use rights, net	878,808	887,466		884,039		755,784	(3)
Goodwill	1,236,528	1,261,686		1,319,452		1,159,386	(3)
Deferred tax assets, non-current	5,646	5,507		6,857		4,800
Amounts due from related parties	22,593	22,541		22,502		22,463
Other non-current assets	151,425	187,185		171,314		319,673	(6)
TOTAL NON-CURRENT ASSETS	2,971,259	3,134,757		3,221,727		3,051,122
TOTAL ASSETS	4,467,490	4,513,118		4,819,332		4,720,627

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	138,070	123,070		118,070		118,070
Current portion of Long-term borrowings	61,000	51,000		19,500		16,000
Deferred revenue	477,692	320,940		632,041		456,189	(3)
Accounts payable	33,100	59,188		49,201		51,896	(3)
Accrued expenses and other current liabilities	407,190	433,554		423,273		482,476	(3),(6)
Income tax payable	95,882	111,766		123,211		132,406	(3),(5)
Amount due to related parties	15,720	37,225		40,788		47,531
Liabilities classified as held for sale	—	—		—		145,169	(2)
TOTAL CURRENT LIABILITIES	1,228,654	1,136,743		1,406,084		1,449,737
Deferred tax liabilities, non-current	172,280	175,951		178,138		154,368	(3)
Long-term borrowings	54,000	64,000		52,500		46,500
Non-current portion of consideration payable for acquisitions and other liabilities	270,888	288,412		302,958		303,559	(3)
TOTAL NON-CURRENT LIABILITIES	497,168	528,363		533,596		504,427
TOTAL LIABILITIES	1,725,822	1,665,106		1,939,680		1,954,164

SHAREHOLDERS’ EQUITY	2,686,913	2,789,992		2,817,536		2,711,582
TOTAL AMBOW EDUCATION HOLDING LTD’S EQUITY	2,686,913	2,789,992		2,817,536		2,711,582
Non-controlling interest	54,755	58,020		62,115		54,881
TOTAL SHAREHOLDERS’ EQUITY	2,741,668	2,848,012		2,879,651		2,766,463
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,467,490	4,513,118		4,819,331		4,720,627

Note 1.	Adjustment related distributor sales adjustment
Note 2.	Assets held for sale and liabilities held for sale adjustments related to Beijing Century College reclassified as held for sale
Note 3.	Adjustment due to Beijing 21st Century International School reclassified as held for use, whose Balance Sheet was included at the year end
Note 4.	Adjustment related to bad debt provision
Note 5.	Income tax payable adjustment due to decreased taxable income and Beijing 21st Century International School reclassified as held for use
Note 6.	Leasehold improvement adjustment relating to new training centers; depreciation and accrued expenses and other current liabilities were adjusted accordingly

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the three months ended
	Mar-31-11		Jun-30-11		Sep-30-11		Dec-31-11		Dec-31-11
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Audited FY)
	RMB		RMB		RMB		RMB		RMB
Better Schools
Tutoring	159,232		210,903		210,096		197,738	(1)	777,969	(1)
K-12 Schools	54,129		78,477		50,233		87,220		270,059
Better Job
Career Enhancement	75,690		131,379	(1)	140,023	(1)	158,110	(1)	505,202	(1)
Colleges	17,952		30,356		31,156		36,518		115,982
NET REVENUES	307,003		451,115		431,508		479,586		1,669,212
Cost of revenues	146,155	(3)	178,480	(1),(3)	181,061	(1),(3)	209,636	(1),(2),(3),(4)	715,332	(1),(2),(3),(4)
GROSS PROFIT	160,848		272,635		250,447		269,950		953,880
Operating expenses:
Selling and marketing	58,780		82,540		99,359		112,746		353,425
General and administrative	72,636	(3)	67,002	(3)	75,409	(3)	114,866	(3),(5)	329,913	(3),(5)
Research and development	7,789		8,047		14,016		9,689	(4)	39,541	(4)
Impairment loss	—		—		—		25,336		25,336
TOTAL OPERATING EXPENSES	139,205		157,589		188,784		262,637		748,215
OPERATING INCOME	21,643		115,046		61,663		7,313		205,665

OTHER INCOME (EXPENSE)
Interest expense, net	(5,733)		(6,221)		(6,844)		(5,805)		(24,603)
Foreign exchange losses, net	(1,742)		(1,720)		(1,787)		(94)		(5,343)
Other income, net	(1,119)		501		563		2,367		2,312
INCOME BEFORE TAX AND NON-CONTROLLING INTEREST	13,049		107,606		53,595		3,781		178,031
Income tax expense	2,059		16,691	(6)	9,641	(6)	13,840	(6)	42,231	(6)
INCOME/(LOSS) FROM CONTINUING OPERATIONS	10,990		90,915		43,954		(10,059)		135,800
Income/(loss) from discontinued operations, net of income taxes	(2,727	)(7)	16,142	(7)	(9,923	)(7)	(123,073)		(119,581)
NET INCOME/(LOSS)	8,263		107,057		34,031		(133,132)		16,219
Add: Net gain/(loss) attributable to non-controlling interests	(1,492)		1,465		2,295		(7,234)		(4,966)
NET INCOME/(LOSS) ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD	9,755		105,592		31,736		(125,898)		21,185

Preferred shares redemption value accretion
Allocation of net income to participating preferred sharesholders
NET INCOME/(LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	9,755		105,592		31,736		(125,898)		21,185

Net income/(loss) from continuing operations per ADS attributable to ordinary shareholders
Basic	0.18		1.25		0.58		(0.05)		1.96
Diluted	0.17		1.20		0.56		(0.05)		1.88

Net income/(loss) from discontinued operations per ADS attributable to ordinary shareholders
Basic	(0.04)		0.23		(0.14)		(1.72)		(1.67)
Diluted	(0.04)		0.22		(0.13)		(1.64)		(1.59)

Weighted average number of ADS (note 8)
Basic	71,283,488		71,328,089		71,560,179		71,700,732		71,469,519
Diluted	75,425,764		75,141,920		75,068,903		75,080,574		75,216,406

Supplementary Information:
Share-based compensation expense included in:
Selling and marketing	1,788		1,826		1,827		1,845		7,286
General and administrative	4,667		5,799		7,640		7,114		25,220
Research and development	221		204		207		210		842
	6,676		7,829		9,674		9,169		33,348

Note 1.	Revenue and cost of revenues adjustments related to distributor sales.
Note 2.	Leasehold improvement depreciation and other expense related to new training centers
Note 3.	Reclassified student population amortization from G&A to cost of revenues
Note 4.	Reclassified cost of revenues to R&D expense
Note 5.	Adjustment related to bad debt provision
Note 6.	Income tax impact due to lower taxable income
Note 7.	Income/(loss) from discontinued operations in Q1, Q2, and Q3 by using the same methodology as that used for full year.
Note 8.	Each ADS represents two common shares.

AMBOW EDUCATION HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(ALL AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	For the three months ended
	Mar-31-11	Jun-30-11	Sep-30-11	Dec-31-11		Dec-31-11
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Audited FY)
	RMB	RMB	RMB	RMB		RMB
Operating income from continuing operations	21,643	115,046	61,663	7,313		205,665
Share-based compensation expenses	6,676	7,829	9,674	9,169		33,348
Impairment loss	—	—	—	25,336		25,336
Non-GAAP operating income from continuing operations	28,319	122,875	71,337	41,818		264,349

Net income from continuing operations	12,482	89,450	41,659	(2,825)		140,766
Impairment loss	—	—	—	25,336		25,336
Net income from continuing operations excluding impairment loss from continuing operations attributable to Ambow	12,482	89,450	41,659	22,511		166,102
Share-based compensation expenses	6,676	7,829	9,674	9,169		33,348
Non-GAAP net income from continuing operations	19,158	97,279	51,333	31,680		199,450

Net income from continuing operations margin	4%	20%	10%	-1%		8.4%
Non-GAAP net income from continuing operations margin	6%	22%	12%	7	%(4)	11.9%

Net income from continuing operations per ADS attributable to Ordinary Shareholders - Basic (note 4)	0.18	1.25	0.57	(0.04)		1.96
Net income from continuing operations per ADS attributable to Ordinary Shareholders - Diluted	0.17	1.19	0.56	(0.04)		1.88
Net income from continuing operations per adjusted ADS attributable to Ambow - Basic	0.18	1.25	0.57	(0.04)		1.96
Net income from continuing operations per adjusted ADS attributable to Ambow — Diluted (note3)	0.17	1.19	0.56	(0.04)		1.88
Non-GAAP net income from continuing operations per adjusted ADS attributable to Ambow - Basic	0.27	1.36	0.72	0.44		2.79
Non-GAAP net income from continuing operations per adjusted ADS attributable to Ambow — Diluted	0.25	1.29	0.68	0.42		2.65
Adjusted weighted average number of ADS used in calculating net income and non GAAP from continuing operations net income attributable to Ambow per ADS - basic	71,283,488	71,328,089	71,560,179	71,700,732		71,469,519
Adjusted weighted average number of ADS used in calculating net income and non GAAP net income from continuing operations attributable to Ambow per ADS - diluted	75,425,764	75,141,920	75,068,903	75,080,574		75,216,406
EBITDA from continuing operations excluding impairment loss from continuing operations (note1)	47,612	139,481	84,618	76,131		347,842
Share-based compensation expenses	6,676	7,829	9,674	9,169		33,348
Adjusted EBITDA from continuing opertion excluding impairment loss from continuing operations (note2)	54,288	147,310	94,292	85,300		381,190

EBITDA margin from continuing operations excluding impairment loss from continuing operations	15.5%	30.9%	19.6%	15.9%		20.8%
Adjusted EBITDA margin from continuing operations excluding impairment loss from continuing operations	17.7%	32.7%	21.9%	17.8%		22.8%

Note1:    EBITDA from continuing operations, a non-GAAP measure,  being net income from continuing operations attributable to Ambow excluding interest expense, income tax expenses, depreciation and amortization.  The depreciation and amortization from continuing operations for the twelve months of 2011(6-k) and 2011 (adjusted) were RMB 106,940 and RMB 114,906, respectively.

Note2:    Adjusted EBITDA from continuing operations being EBITDA from continuing operations excluding share based compensation.

Note3:    Net income from continuing operations per adjusted ADS attributable to Ambow  — diluted is computed by dividing net income  from continuing operations attributable to Ambow by weighted average number of common shares outstanding for the period plus (1) shares issuable upon the exercise of outstanding share options and (2) the number of common shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share and exercise of warrants upon closing of the initial public offering as if the conversion or exercise had occurred at the beginning of the period.

Note4:    Net income from continuing operations used to calculate EPADS is equal to net income (loss) attributable to AMBOW EDUCATION HOLDING LTD minus income (loss) from discontinued operations, net of income taxes.